Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Kforce’s ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31, (in thousands)
	2007	2008	2009	2010	2011
Computation of Earnings

Pre-tax income (loss) from continuing operations	60,779	(87,193)	21,893	33,324	43,311
Add: Fixed charges	8,497	5,764	4,774	3,914	3,317
Add: Amortization of capitalized interest	46	115	119	125	142
Add Distributed income of equity investees	—	—	86	176	39
Add: Share of pre-tax losses of equity investees	—	—	—	—	96
Less: Interest capitalized	312	26	20	79	52
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total earnings (loss)	69,010	(81,340)	26,852	37,460	46,853

Computation of Fixed Charges
Interest expensed and capitalized	4,762	2,206	1,306	1,202	1,169
Amortized premiums, discounts and capitalized expenses related to indebtedness	153	151	151	151	139
Estimate of the interest within rental expense	3,582	3,407	3,317	2,561	2,009
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	8,497	5,764	4,774	3,914	3,317

Ratio of earnings to fixed charges	8.1	(1)(2)	5.6	9.6	14.1

(1)	During 2008, we recognized a goodwill and other intangible asset impairment charge of $129,409, which resulted in a pre-tax net loss from continuing operations for 2008.
(2)	Due to our losses in 2008, the coverage ratio was less than 1:1. We must have generated additional earnings before income taxes of $87,104 in 2008 to achieve a coverage ratio of 1:1.